

Exhibit 99.1
NEWS RELEASE

Media Contact: Doug Kline
Sempra Energy
(877) 866-2066
www.sempra.com

Financial Contact: Karen Sedgwick
Sempra Energy
(877) 736-7727

SEMPRA ENERGY REPORTS
RECORD 2005 NET INCOME

- **Fourth-Quarter 2005 Net Income Increases to $355 Million**
- **Commodities Unit Drives Earnings Growth**
- **Company Raises 2006 Earnings-Per-Share Guidance to $3.40 to $3.60**

SAN DIEGO, Feb. 22, 2006 – Based on strong results in its commodities and utility businesses, Sempra Energy (NYSE: SRE) today reported 2005 net income of $920 million, or $3.65 per diluted share, compared with $895 million, or $3.83 per diluted share, in 2004.

Sempra Energy's fourth-quarter 2005 net income was $355 million, or $1.38 per diluted share, compared with $346 million, or $1.46 per diluted share, in 2004.

In 2005, Sempra Energy incurred $311 million after tax in litigation costs related to the Western U.S. energy crisis of 2000-01, compared with $84 million in 2004. In the fourth quarter 2005, the company took an after-tax charge of $116 million for energy-crisis-related litigation costs compared with $74 million in the prior-year quarter.

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"We are pleased to report record net income in 2005 and a strong fourth quarter, driven by the outstanding operating results in our commodities and power generation businesses, as well as our California utilities," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy.   "We continue to execute our strategy, expanding our competitive businesses in liquefied natural gas (LNG) and natural gas pipelines and storage, while building upon a solid foundation with our utilities, generation and commodities units."

Yesterday, Sempra Energy's board of directors announced an increase in the dividend on common shares on an annualized basis to $1.20 from $1.16.

Revenues for Sempra Energy in 2005 increased to $11.7 billion from $9.4 billion in 2004, due primarily to higher natural gas costs and increased commodities marketing activity. Fourth-quarter 2005 revenues were $4 billion, compared with $2.9 billion in the year-earlier period.

SUBSIDIARY OPERATING RESULTS

Sempra Utilities

Net income for San Diego Gas & Electric (SDG&E) rose to $262 million in 2005 from $208 million in the previous year. SDG&E's fourth-quarter 2005 net income was $72 million, up from $68 million in the fourth quarter 2004, due primarily to regulatory approval of demand-side-management incentives. In the fourth quarter 2004, SDG&E benefited from the settlement of its rate case at the California Public Utilities Commission (CPUC).

Net income for Southern California Gas Co. (SoCalGas) was $211 million in 2005, compared with $232 million in 2004. Fourth-quarter 2005 net income for SoCalGas was $48 million, compared with $58 million earned in the year-earlier period. In the fourth quarter 2005, SoCalGas received regulatory approval of demand-side-management incentives. In the previous-year quarter, SoCalGas benefited from the settlement of its rate case at the CPUC.

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Sempra Commodities

Sempra Commodities had record net income of $460 million in 2005, an increase of 44 percent over 2004 net income of $320 million. Fourth-quarter 2005 net income for Sempra Commodities rose to $244 million from $171 million in the same quarter in 2004, due primarily to increased activity in natural gas, power and oil marketing in both Europe and North America.

"Sempra Commodities has built an enviable track record of growth to become an industry leader, achieving 28 consecutive quarters of profitability," Felsinger said.

Sempra Generation

Sempra Generation's 2005 net income was $164 million, up from $137 million the previous year. Fourth-quarter net income for Sempra Generation increased to $61 million in 2005 from $19 million in 2004, due primarily to improved operating results for the company's Western U.S. power-generating fleet.

Sempra Generation announced plans in December 2005 to sell or refinance all of its Texas-based power-generation assets. Last month, the company entered into an agreement to sell one of its Texas power plants, the 305-megawatt coal-fired Twin Oaks Power facility, for $480 million in cash. The sale is expected to close in the second quarter 2006 and result in an after-tax gain of approximately $215 million.

Sempra Pipelines & Storage

Net income for Sempra Pipelines & Storage in 2005 was $64 million, compared with $63 million in 2004. Fourth-quarter 2005 net income for Sempra Pipelines & Storage was $16 million, compared with $28 million in the previous year's quarter. In the fourth quarter 2004, Sempra Pipelines & Storage benefited from the favorable resolution of foreign-tax issues.

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Sempra LNG

Sempra LNG recorded a loss of $25 million in 2005, compared with a loss of $8 million in 2004.   For the fourth quarter, Sempra LNG's loss was $10 million in 2005, compared with a loss of $8 million in 2004.

"Construction of our Mexico and Louisiana LNG receipt facilities is on schedule and we expect to receive final regulatory approvals of our Texas receipt facility by the middle of this year," said Felsinger.

2006 Earnings Outlook

Sempra Energy today updated its 2006 earnings-per-share guidance to $3.40 to $3.60 from previous guidance of $3.20 to $3.40. The updated guidance for 2006 excludes any gains from asset sales.

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. Eastern Time with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live Webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (706) 645-9291 and entering the passcode, 5624328.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2005 revenues of $11.7 billion. The Sempra Energy companies' 14,000 employees serve more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia.

Income-statement information by business unit is available on Sempra Energy's Web site at http://www.sempra.com/downloads/4Q2005_Table_All.pdf.

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This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "should" or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission and

other regulatory bodies in the United States and other countries; capital markets conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental, and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.

Sempra LNG and Sempra Pipelines & Storage are not the same companies as the utilities, SDG&E or SoCalGas, and are not regulated by the California Public Utilities Commission. Sempra Energy Trading, doing business as Sempra Commodities, and Sempra Generation are not the same companies as the utilities, SDG&E or SoCalGas, and the California Public Utilities Commission does not regulate the terms of their products and services.

SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME

(Dollars in millions, except per share amounts)	Three months ended December 31, 2005	Three months ended December 31, 2004	Years ended December 31, 2005	Years ended December 31, 2004
	(Unaudited)			
Operating revenues				
California utilities	$ 2,259	$ 1,760	$ 7,042	$ 6,195
Sempra Global and parent	1,735	1,146	4,695	3,239
Total operating revenues	3,994	2,906	11,737	9,434
Operating expenses				
California utilities:				
Cost of natural gas	1,172	849	3,232	2,593
Cost of electric fuel and purchased power	187	151	624	576
Other cost of sales	828	555	2,715	1,741
Litigation expense	210	126	551	150
Other operating expenses	854	663	2,634	2,243
Depreciation and amortization	165	120	646	621
Franchise fees and other taxes	66	65	251	236
Gains on sale of assets, net	(8)	(1)	(112)	(15)
Impairment losses	71	1	85	8
Total operating expenses	3,545	2,529	10,626	8,153
Operating income	449	377	1,111	1,281
Other income, net	27	31	51	33
Interest income	23	11	75	69
Interest expense	(90)	(88)	(311)	(322)
Preferred dividends of subsidiaries	(3)	(3)	(10)	(10)
Income from continuing operations before income taxes and equity in earnings of certain unconsolidated subsidiaries	406	328	916	1,051
Income tax expense	58	2	42	193
Equity in income of certain unconsolidated subsidiaries	13	13	55	62
Income from continuing operations	361	339	929	920
Discontinued operations, net of tax	(6)	7	(9)	(25)
Net income	$ 355	$ 346	$ 920	$ 895
Basic earnings per share:				
Income from continuing operations	$ 1.42	$ 1.47	$ 3.78	$ 4.03
Discontinued operations, net of tax	(0.02)	0.03	(0.04)	(0.11)
Net income	$ 1.40	$ 1.50	$ 3.74	$ 3.92
Weighted-average number of shares outstanding (thousands)	253,516	230,832	245,906	228,271
Diluted earnings per share:				
Income from continuing operations	$ 1.40	$ 1.43	$ 3.69	$ 3.93
Discontinued operations, net of tax	(0.02)	0.03	(0.04)	(0.10)
Net income	$ 1.38	$ 1.46	$ 3.65	$ 3.83
Weighted-average number of shares outstanding (thousands)	257,845	237,500	252,088	233,852
Dividends declared per share of common stock	$ 0.29	$ 0.25	$ 1.16	$ 1.00

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 772	$ 419
Short-term investments	12	15
Accounts receivable	1,192	1,032
Due from unconsolidated affiliates	3	4
Deferred income taxes	132	15
Interest receivable	29	80
Trading-related receivables and deposits, net	3,370	2,606
Derivative trading instruments	4,502	2,339
Commodities owned	2,498	1,547
Regulatory assets	255	255
Inventories	212	172
Other	291	222
Current assets of continuing operations	13,268	8,706
Current assets of discontinued operations	50	70
Total current assets	13,318	8,776
Investments and other assets:		
Due from unconsolidated affiliates	21	42
Regulatory assets arising from fixed-price contracts and other derivatives	398	500
Other regulatory assets	713	751
Nuclear decommissioning trusts	638	612
Investments	1,104	1,164
Sundry	920	844
Total investments and other assets	3,794	3,913
Property, plant and equipment, net	12,101	11,086
Total assets	$ 29,213	$ 23,775
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	$ 1,062	$ 405
Accounts payable	1,412	1,126
Income taxes payable	68	187
Trading-related payables	4,127	3,182
Derivative trading instruments	3,246	1,484
Commodities sold with agreement to repurchase	634	513
Dividends and interest payable	140	123
Regulatory balancing accounts, net	192	509
Fixed-price contracts and other derivatives	130	157
Current portion of long-term debt	101	398
Due to unconsolidated affiliates (mandatorily redeemable preferred securities)	-	205
Other	1,035	776
Current liabilities of continuing operations	12,147	9,065
Current liabilities of discontinued operations	10	17
Total current liabilities	12,157	9,082
Long-term debt	4,823	4,192
Deferred credits and other liabilities:		
Due to unconsolidated affiliate	162	162
Customer advances for construction	110	97
Postretirement benefits other than pensions	121	129
Deferred income taxes	245	420
Deferred investment tax credits	73	78
Regulatory liabilities arising from removal obligations	2,313	2,692
Asset retirement obligations	958	326
Other regulatory liabilities	200	199
Fixed-price contracts and other derivatives	400	500
Deferred credits and other	1,312	854
Total deferred credits and other liabilities	5,894	5,457
Preferred stock of subsidiaries	179	179
Shareholders' equity	6,160	4,865
Total liabilities and shareholders' equity	$ 29,213	$ 23,775

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Dollars in millions)	Years ended December 31, 2005	2004
Cash Flows from Operating Activities:		
Net income	$ 920	$ 895
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss from discontinued operations, net of tax	9	25
Depreciation and amortization	646	621
Gains on sale of assets, net	(112)	(15)
Impairment losses	85	8
Deferred income taxes and investment tax credits	(283)	13
Other	(48)	33
Net changes in other working capital components	(1,169)	(395)
Changes in other assets	27	(127)
Changes in other liabilities	451	(27)
Net cash provided by continuing operations	526	1,031
Net cash used in discontinued operations	(5)	(30)
Net cash provided by operating activities	521	1,001
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(1,404)	(1,083)
Proceeds from sale of assets	277	377
Proceeds from disposal of discontinued operations	5	157
Investments in and acquisitions of subsidiaries, net of cash acquired	(86)	(74)
Purchases of nuclear decommissioning and other trust assets	(299)	(319)
Proceeds from sales by nuclear decommissioning and other trusts	262	262
Dividends received from unconsolidated affiliates	72	59
Other	(12)	10
Net cash used in investing activities	(1,185)	(611)
Cash Flows from Financing Activities:		
Common dividends paid	(268)	(195)
Issuances of common stock	694	110
Repurchases of common stock	(95)	(5)
Issuances of long-term debt	762	997
Payments on long-term debt	(532)	(1,670)
Redemption of mandatorily redeemable preferred securities	(200)	-
Increase in short-term debt, net	662	397
Other	(6)	(14)
Net cash provided by (used in) financing activities	1,017	(380)
Increase in cash and cash equivalents	353	10
Cash and cash equivalents, January 1	419	409
Cash and cash equivalents, December 31	$ 772	$ 419

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS

(Dollars in millions)	Three months ended December 31, 2005	Three months ended December 31, 2004	Years ended December 31, 2005	Years ended December 31, 2004
Net Income	(Unaudited)			
California Utilities:				
San Diego Gas & Electric	$ 72	$ 68	$ 262	$ 208
Southern California Gas	48	58	211	232
Total California Utilities	120	126	473	440
Sempra Global:				
Sempra Commodities	244	171	460	320
Sempra Generation	61	19	164	137
Sempra Pipelines & Storage	16	28	64	63
Sempra LNG	(10)	(8)	(25)	(8)
Total Sempra Global	311	210	663	512
Sempra Financial	4	10	23	36
Parent & Other (1)	(74)	(7)	(230)	(68)
Continuing Operations	361	339	929	920
Discontinued Operations (Atlantic Electric & Gas)	(6)	7	(9)	(25)
Consolidated Net Income	$ 355	$ 346	$ 920	$ 895

(1) Reflects after-tax litigation costs of $103 million and $193 million recorded in the three months and the year
   ended December 31, 2005, respectively.

(Dollars in millions)	Three months ended December 31, 2005	Three months ended December 31, 2004	Years ended December 31, 2005	Years ended December 31, 2004
Capital Expenditures and Investments:	(Unaudited)			
California Utilities:				
San Diego Gas & Electric	$ 122	$ 131	$ 464	$ 414
Southern California Gas	116	77	361	311
Total California Utilities	238	208	825	725
Sempra Global:				
Sempra Generation	46	40	255	194
Sempra Commodities	11	28	72	131
Sempra Pipelines & Storage	8	4	19	22
Sempra LNG	137	20	293	55
Total Sempra Global	202	92	639	402
Parent & Other	13	5	26	30
Consolidated Capital Expenditures and Investments	$ 453	$ 305	$ 1,490	$ 1,157

SEMPRA ENERGY

Table E

OTHER OPERATING STATISTICS (Unaudited)

CALIFORNIA UTILITIES	Three months ended December 31, 2005	Three months ended December 31, 2004	Years ended December 31, 2005	Years ended December 31, 2004
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 746	$ 599	$ 2,493	$ 2,248
SoCalGas (excludes intercompany sales)	$ 1,513	$ 1,161	$ 4,549	$ 3,947
Gas Sales	105	125	395	413
Transportation and Exchange	113	139	494	550
Total Deliveries (Bcf)	218	264	889	963
Total Gas Customers (Thousands)			6,383	6,297
Electric Sales	4,002	3,993	15,990	15,799
Direct Access	720	881	3,213	3,441
Total Deliveries (Millions of kWhs)	4,722	4,874	19,203	19,240
Total Electric Customers (Thousands)			1,338	1,319
SEMPRA GENERATION				
Power Sold (Millions of kWhs)	6,418	5,943	23,384	20,739
SEMPRA PIPELINES & STORAGE				
(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy).				
Natural Gas Sales (Bcf)				
Argentina	62	60	272	251
Mexico	9	9	42	42
Chile	1	1	3	3
Natural Gas Customers (Thousands)				
Argentina			1,495	1,449
Mexico			98	97
Chile			38	37
Electric Sales (Millions of kWhs)				
Peru	1,113	1,024	4,298	4,044
Chile	537	475	2,289	1,959
Electric Customers (Thousands)				
Peru			767	748
Chile			521	508

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

*Margin * (Dollars in millions)*	Three months ended December 31, 2005	2004	Years ended December 31, 2005	2004
Geographical:				
North America	$ 543	$ 293	$ 1,091	$ 689
Europe/Asia	142	165	255	338
Total	$ 685	$ 458	$ 1,346	$ 1,027
Product Line:				
Gas	$ 317	$ 235	$ 439	$ 318
Power	209	79	443	170
Oil - Crude & Products	132	70	292	268
Metals	12	55	54	180
Other	15	19	118	91
Total	$ 685	$ 458	$ 1,346	$ 1,027

* Margin consists of net revenues less related costs (primarily brokerage, transportation and storage) plus or minus net interest expense/income, and is used by management in evaluating its geographical and product line performance.

Effect of EITF 02-03 (Dollars in millions)	Three months ended December 31, 2005	2004	Years ended December 31, 2005 ****	2004
Mark-to-Market Earnings **	$ 209	$ 105	$ 491	$ 288
Effect of EITF 02-03 ***	35	66	(31)	32
GAAP Net Income	$ 244	$ 171	$ 460	$ 320

** Represents the fair market value of all commodities transactions. This metric is a useful measurement of profitability because it simultaneously recognizes changes in the various components of transactions and reflects how the business is managed.

*** Consists of the income statement effect of not recognizing changes in the fair market value of certain physical inventories and capacity contracts for transportation and storage.

**** Includes after-tax gain of $41 million related to the sale of certain storage assets.

Net Unrealized Revenue (Dollars in millions)	Fair Market Value December 31, 2005	Scheduled Maturity (in months) 0 - 12	13 - 24	25 - 36	> 36
Sources of Over-the-Counter (OTC) Fair Value:					
Prices actively quoted	$ 1,188	$ 725	$ 92	$ 297	$ 74
Prices provided by other external sources	52	3	2	-	47
Prices based on models and other valuation methods	(12)	-	-	-	(12)
Total OTC Fair Value (1)	$ 1,228	$ 728	$ 94	$ 297	$ 109
Maturity of OTC Fair Value					
Percentage	100.0%	59.3%	7.6%	24.2%	8.9%
Cumulative Percentages		59.3%	66.9%	91.1%	100.0%
Exchange Contracts (2)	$ 260	$ 464	$ 71	$ (272)	$ (3)
Total Net Unrealized Revenue at December 31, 2005	$ 1,488				

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received or (paid) associated with open Exchange Contracts

Credit Quality of Unrealized Trading Assets (net of margin)	December 31, 2005	2004
Commodity Exchanges	2%	10%
Investment Grade	75%	66%
Below Investment Grade	23%	24%

Risk Adjusted Performance Indicators (Mark-to-Market Basis)	Three months ended December 31, 2005	2004	Years ended December 31, 2005	2004
VaR at 95% (Dollars in millions) (1)	$ 14.2	$ 11.2	$ 11.3	$ 7.9
VaR at 99% (Dollars in millions) (2)	$ 20.0	$ 15.7	$ 15.9	$ 11.2
Risk Adjusted Return on Capital (RAROC) (3)	63%	34%	46%	38%

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level

Physical Statistics				
Natural Gas (BCF/Day)	12.1	11.9	11.7	13.0
Electric (Billions of kWhs)	112.4	108.1	413.2	373.7
Oil & Liquid Products (Millions Bbls/Day)	2.0	2.1	2.0	2.1